February 21, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Bradley Ecker, Geoffrey Kruczek, SiSi Cheng, Melissa Gilmore

Re: Zapp Electric Vehicles Group Ltd

Amendment No. 2 to Registration Statement on Form F-4

Filed on February 6, 2023

File No. 333-268857

Dear Ladies and Gentleman:

On behalf of Zapp Electric Vehicles Group Ltd (the “Company”), reference is made to the letter dated February 16, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form F-4, as amended (the “Registration Statement”). Separately today, the Company has submitted to the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”) through EDGAR in response to the Staff’s Comment Letter. Amendment No. 3 has been marked to indicate changes from the Registration Statement. For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s response thereto (including page references to Amendment No. 3, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Amendment No. 2 to Registration Statement on Form F-4 filed February 6, 2023

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 100

1.    We note your statement on pages 102 and 109 indicating that “the maximum amount Zapp will raise from the issuance of the Zapp Convertible Loan Notes will not exceed $20,000,000.” Please reconcile the disclosure with your statement on pages 6, 7, 23 and 99 indicating that “Zapp shareholders will receive (i) an aggregate of 50,000,000 Pubco Ordinary Shares pursuant to the Company Exchange plus (ii) a number of Pubco Ordinary Shares equal to the amount of any convertible financing received by Zapp in excess of $20,000,000 in the aggregate and actually converted to ordinary shares of Zapp in advance of the closing of the business Combination divided by the effective conversion price.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 7, 11, 24, 35, 101, 105, and 113 in response to the Staff’s comment.

The Background of the Business Combination, page 118

2.    We note your response to our prior comment 5. Please expand to describe how the valuation model resulted in the $400 million figure you mention on page 127. Include the data underlying the analysis you conducted. Please also describe how CIIG determined that each of the operating and business fundamentals listed imply premiums of $104 million to Zapp’s enterprise valuation. Include quantitative disclosure wherever possible.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 133-135 in response to the Staff’s comment.

General

3.    We note your response to our prior comment 8. Please revise throughout your prospectus to disclose the total dollar amount that the Sponsor stands to gain from the Anchor Investor Agreements, including the dollar amount the Sponsor has at risk with regard to the Anchor Investor Agreements that depends on the closing of the Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the notice to stockholders and on pages 2, 14, 31, 117, 138 and 205 in response to the Staff’s comment.

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Please do not hesitate to contact the undersigned at +65 6437 5464, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Sharon Lau

Sharon Lau

of LATHAM & WATKINS LLP

cc:	Swin Chatsuwan, Kiattipong Arttachariya, Zapp Electric Vehicles Limited
F. Peter Cuneo, Gavin Cuneo, Michael Minnick, CIIG Capital Partners II, Inc.
Alice Hsu, Orrick, Herrington & Sutcliffe LLP
Ackneil Muldrow, III, Weil, Gotshal & Manges LLP